UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Vision-Sciences, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

927912105
(CUSIP Number)

Brett Reynolds Senior Vice President, Chief Financial Officer and Corporate Secretary Uroplasty, Inc. 5420 Feltl Road Minnetonka, Minnesota 55343 (952) 426-6140
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

William E. McDonald
Oppenheimer Wolff & Donnelly LLP
Campbell Mithun Tower – Suite 2000
222 South Ninth Street
Minneapolis, Minnesota 55402
(612) 607-7000

December 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Uroplasty, Inc. 41-1719250
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
	7.	Sole Voting Power -0-
NUMBER OF SHARES BENEFICIALLY	8.	Shared Voting Power 46,474,473 (1)
OWNED BY EACH REPORTING	9.	Sole Dispositive Power -0-
PERSON WITH	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,474,473 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 61.4% (1)
14.	Type of Reporting Person (See Instructions) CO
___________________

(1) Beneficial ownership of approximately 61.4% of outstanding Shares (as defined below) is being reported hereunder solely because Uroplasty, Inc. (“Uroplasty”) may be deemed to have beneficial ownership of such shares as a result of entering into the Voting Agreement (as defined below) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Uroplasty that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the approximately 61.4% beneficial ownership is based on (i) 46,474,473 Shares beneficially owned by the shareholders that are parties to the Voting Agreement as of December 21, 2014, and (ii) 48,274,519 Shares deemed to be issued and outstanding as of the Measurement Date (as defined below) plus 27,442,430 Shares subject to stock options, convertible promissory notes and warrants that are currently exercisable or exercisable within 60 days thereafter and held by the shareholders that are parties to the Voting Agreement as of December 21, 2014.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Shares”), of Vision-Sciences, Inc., a Delaware corporation (“Vision-Sciences”). The principal executive offices of Vision-Sciences are located at 40 Ramland Road South, Orangeburg, New York 10962.

Item 2. Identity and Background

(a)−(c) and (f) The name of the person filing this statement is Uroplasty, Inc., a Minnesota corporation (“Uroplasty”).

The business address of Uroplasty is 5420 Feltl Road, Minnetonka, Minnesota 55343. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Uroplasty are set forth on Schedule A attached hereto, and are incorporated herein by reference. Uroplasty is a medical device company that markets innovative, proprietary products for the treatment of voiding disfunctions.

(d) During the last five years, neither Uroplasty nor, to the knowledge of Uroplasty, any of the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Uroplasty nor, to the knowledge of Uroplasty, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On December 21, 2014, concurrently with the execution of the Merger Agreement (as defined in Item 4 below), and as an inducement for Uroplasty to enter into the Merger Agreement, the executive officers and directors of Vision-Sciences entered into a Voting Agreement with Uroplasty with respect to the Shares owned by such individuals (the “Voting Agreement”).

As described in the response to Item 4, the Shares beneficially owned by the executive officers and directors of Vision-Sciences have not been purchased by Uroplasty, and thus no funds were used for such purpose. Uroplasty did not pay any monetary consideration to the executive officers and directors of Vision-Sciences in connection with the execution and delivery of the Voting Agreement.

For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction

The purpose of the Voting Agreement is to induce Uroplasty to enter into the Merger Agreement and consummate the Merger (as defined below).

The Merger Agreement

On December 21, 2014, Vision-Sciences entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uroplasty, and Visor Merger Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Vision-Sciences (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Uroplasty will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving as a direct wholly-owned subsidiary of Vision-Sciences.

At the effective time of the Merger as defined in the Merger Agreement (the “Effective Time”), each outstanding share of Uroplasty common stock will be converted into the right to receive that number of Shares as determined pursuant to the exchange ratio described in the Merger Agreement (the “Exchange Ratio”). The Merger is subject to certain customary conditions, including the adoption of the Merger Agreement by Uroplasty and Vision-Sciences shareholders, and the declaration of the effectiveness by the Securities and Exchange Commission of the Registration Statement on Form S-4 to be filed by Vision-Sciences covering Shares to be issued in connection with the Merger.

Pursuant to the terms of the Merger Agreement, as of the effective time of the Merger: (1) the board of directors of the combined company will consist of eight individuals, including five individuals who are nominees of the board of directors of Uroplasty immediately prior to the effective time and three individuals who are nominees of the board of directors of Vision-Sciences immediately prior to the effective time; (2) Robert Kill will be appointed Chief Executive Officer of the combined company; (3) Brett Reynolds will be appointed Senior Vice President, Chief Financial Officer and Corporate Secretary of the combined company; and (4) an individual designated by Uroplasty will be appointed Chairman of the Board of the combined company.

Further, the Merger Agreement provides that at the effective time of the Merger, Vision-Sciences’ certificate of incorporation will be amended to change the name of Vision-Sciences to “Cogentix Medical, Inc.” and to increase the amount of authorized capital.

A description of the Merger and the Merger Agreement can be found in Uroplasty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014, which description is incorporated herein by reference.

Voting Agreement

On December 21, 2014, Uroplasty and the executive officers and directors of Vision-Sciences entered into the Voting Agreement, which provides that the executive officers and directors of Vision-Sciences will grant Uroplasty a limited irrevocable proxy to vote all of the Shares as to which such individuals have voting power (the “Subject Shares”) at any annual or special meeting of the shareholders of Vision-Sciences, or at any adjournment thereof solely for the adoption of the Merger Agreement, the approval of the Merger and transactions contemplated by the Merger Agreement.

The Voting Agreement further provides that during the term of the Voting Agreement, the executive officers and directors of Vision-Sciences each agrees to vote the Shares over which such individuals have voting power but has not granted Uroplasty an irrevocable proxy, if any, in favor of or give its consent to, as applicable, a proposal to adopt the Merger Agreement and thereby approve the Merger at any annual or special meeting of Vision-Sciences shareholders. If Uroplasty elects not to exercise its rights to vote the Subject Shares, the executive officers and directors of Vision-Sciences also each agree to vote the Subject Shares in favor of or give its consent to, as applicable, a proposal to adopt the Merger Agreement and thereby approve the Merger at any annual or special meeting of Vision-Sciences shareholders.

The Voting Agreement and the obligations thereunder will also attach to any additional Shares issued to or acquired by the executive officers and directors of Vision-Sciences.

Under the irrevocable proxy delivered by each of the executive officers and directors of Vision-Sciences to Uroplasty, such individuals will not (i) sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Shares, or agree to do any of the foregoing, or (ii) take any action which would have the effect of preventing or disabling each of such individuals from performing his or her obligations under the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of: (i) the date on which the Merger becomes effective, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) written notice of termination by Uroplasty to the shareholder parties to the Voting Agreement.

A description of the Voting Agreement can be found in Uroplasty’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014, which description is incorporated herein by reference.

The foregoing summary of the Merger Agreement and Voting Agreement is qualified in its entirety by the full text of the Merger Agreement and Voting Agreement, copies of which are filed herewith as Exhibits 1 and 2, and are incorporated by reference herein.

Except as set forth above, the Reporting Person currently has no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The beneficial ownership percentages described in this Schedule 13D are based on 48,274,519 Shares deemed to be issued and outstanding as of December 1, 2014 (the “Measurement Date”).

(a) As a result of the Voting Agreement, Uroplasty may be deemed for purposes of Rule 13d-3 promulgated under the Act to beneficially own 46,474,473 Shares, representing approximately 61.4% of the aggregate of (i) 48,274,519 Shares deemed to be outstanding as of the Measurement Date plus (ii) 27,442,430 Shares subject to stock options, convertible promissory notes and warrants that are currently exercisable or exercisable within 60 days thereafter and held by the shareholders that are parties to the Voting Agreement as of December 21, 2014. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Uroplasty that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), neither Uroplasty nor, to the knowledge of Uroplasty, any of the persons set forth on Schedule A hereto beneficially owns any Shares.

(b) Uroplasty is not entitled to any rights of a shareholder of Vision-Sciences as to any Shares, except for the right to vote the Shares described in Item 5(a) to the extent described in Item 4. Except to the extent that Uroplasty may be deemed to have by virtue of its rights under the Voting Agreement, Uroplasty does not have sole or shared power to vote or to direct the voting of, or sole or shared power to dispose of or to direct the disposition of, any Shares.

(c) Except for the execution and delivery of the Merger Agreement and the Voting Agreement and transactions contemplated by those agreements, neither Uroplasty nor, to the knowledge of Uroplasty, any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d) Except for the Merger Agreement and the Voting Agreement and the transactions contemplated by those agreements, neither Uroplasty nor, to the knowledge of Uroplasty, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Other than as described in Items 3, 4 and 5, to the knowledge of Uroplasty, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Vision-Sciences, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

1.
Agreement and Plan of Merger, dated December 21, 2014, by and among Vision-Sciences, Inc., Visor Merger Sub LLC and Uroplasty, Inc., incorporated by reference to Uroplasty’s Current Report on Form 8-K filed on December 22, 2014 (Commission file number 001-32632).

2.
Voting Agreement, dated December 21, 2014, between Uroplasty, Inc. and certain shareholders of Vision-Sciences, Inc., incorporated by reference to Uroplasty’s Current Report on Form 8-K filed on December 22, 2014 (Commission file number 001-32632).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 31, 2014

Uroplasty, Inc.

By:	/s/ Brett Reynolds
	Name:	Brett Reynolds
	Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF UROPLASTY, INC.

The name, business address and present principal occupation of each of the directors and executive officers of Uroplasty, Inc. are set forth below. All of the persons listed below are citizens of the United States of America and the business address for each person is 5420 Feltl Road, Minnetonka, Minnesota 55343. Directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation (principal business of employer)

*Robert C. Kill	President, Chief Executive Officer and Chairman of the Board of Directors

Darin Hammers	Senior Vice President of Global Sales and Marketing

*Kenneth Paulus	Chief Executive Officer of Allina Heath, a Minnesota-based health system

Brett A. Reynolds	Senior Vice President, Chief Financial Officer and Corporate Secretary

*Kevin Roche	President of Roche Consulting, LLC, a general health care consulting and investing firm providing strategic, operational, legal and other business advice to industry clients.

*James Stauner	Operating Partner with RoundTable Healthcare Partners, a private equity firm focused on the healthcare industry.

*Sven Wehrwein	Independent financial consultant